SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

March 3, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

Kirkland Lake Gold Inc. (KGI – TSX-VE) has announced a temporary halt to ore production from Shaft #3 at its Macassa Mine after the failure last week of the pillar between an existing ore pass and Shaft #3. Production is expected to resume in the second half of March, following the complete review our rehabilitation plan. On Sunday, February 16th Shaft #3 experienced the event – which registered 2.1 Nuttli on the microseismic system that is presently in place. The event primarily resulted in damage to 200 vertical feet of the south wall of the shaft. The ground support contained the majority of the expelled rock, but the timber shaft sets became misaligned. The ore pass, which was within 30 feet of the shaft, had been enlarged thus diminishing the size of the pillar between the ore pass and the shaft.

Gold production from surface ore will continue but overall site production will be lower than initially forecast until underground production resumes. There has been no interruption of the ongoing pumping program, with the level of water in Shaft #3 being maintained 80 feet from the 4900-foot level and the dewatering focus shifted to controlling the bulkhead at 4250-foot level. All the other services in the shaft are operating normally and work is being carried out in order to improve the availability of services and infrastructure, in parallel with the repairs, in order to restart mining activities in mid-March at a higher production level. The drilling at 3835-foot level was restarted on February 26th continuing to test the new high-grade zone related with the hole no. 38-181 intersection (see news release of February 24th).

“Regrettably this collapse came just as we were building production momentum in our fiscal fourth quarter where we had planned the largest production for the year, however, the site management and employees have responded in superb fashion and the required rehab work is underway,” said Brian Hinchcliffe, the Company’s President. “Accordingly, we will have to reduce our fiscal 2003 production forecast to 30,000 to 35,000 ounces.  Fortunately, sufficient surface ore exists to maintain gold production, albeit at a reduced rate.”

Kirkland Lake Gold’s properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  A copy of the report has been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The TSX Venture Exchange has not reviewed and

does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	March 3, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer